Management’s Discussion and Analysis
for the quarter ended December 24, 2011

The following interim Management Discussion and Analysis (MD&A) provides a review of the significant developments and issues that impacted Tembec’s financial performance during its first fiscal quarter ended December 24, 2011. The MD&A should be read in conjunction with the interim consolidated financial statements for the period ended December 24, 2011, and the audited consolidated financial statements and annual MD&A for the fiscal year ended September 24, 2011, included in the Company’s Financial Report. Financial data has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Effective September 25, 2011, Tembec adopted IFRS as the Company’s basis for financial reporting commencing with the interim financial statements for the three-month period ended December 24, 2011, and using September 26, 2010, as the transition date. Except where otherwise noted, all prior period comparative figures have been restated for IFRS. All financial references are stated in Canadian dollars, unless otherwise noted. All references to quarterly information relate to Tembec’s fiscal quarters. EBITDA, net debt, total capitalization, free cash flow and certain other financial measures utilized in the MD&A are non-IFRS financial measures. As they have no standardized meaning prescribed by IFRS, they may not be comparable to similar measures presented by other companies. Non-IFRS financial measures are described in the Definitions section on the last page of the MD&A.

The interim MD&A includes “forward-looking statements” within the meaning of securities laws. Such statements relate, without limitation, to the Company’s or management’s objectives, projections, estimates, expectations or predictions of the future and can be identified by words such as “may”, “will”, “could”, “anticipate”, “estimate”, “expect” and “project”, the negative or variations thereof, and expressions of similar nature. Forward-looking statements are based on certain assumptions and analyses made by the Company in light of its experience, information available to it and its perception of future developments. Such statements are subject to a number of risks and uncertainties, including, but not limited to, changes in foreign exchange rates, product selling prices, raw material and operating costs and other factors identified in the Company’s periodic filings with securities regulatory authorities. Many of these risks are beyond the control of the Company and, therefore, may cause actual actions or results to materially differ from those expressed or implied herein. The forward-looking statements contained herein reflect the Company’s expectations as of the date hereof and are subject to change after such date. The Company disclaims any intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities legislation. The information in the MD&A is as at January 26, 2012, the date of filing in conjunction with the Company’s press release announcing its results for the first fiscal quarter. Disclosure contained in this document is current to that date, unless otherwise stated.

CONSOLIDATED RESULTS

	Quarterly Results ($ millions)
		Fiscal 2011				Fiscal 2012
	Dec 10	Mar 11	Jun 11	Sep 11	Dec 11	Mar 12	Jun 12	Sep 12
Sales	422	452	448	421	401	-	-	-
Freight and other deductions	57	62	61	57	53	-	-	-
Lumber export taxes	3	4	3	3	2	-	-	-
Cost of sales	328	327	335	331	316	-	-	-
SG&A	18	19	18	17	18	-	-	-
Share-based compensation	4	6	(2)	(6)	-	-	-	-
EBITDA	12	34	33	19	12	-	-	-
Depreciation & amortization	13	11	12	12	12	-	-	-
Other items	2	6	(7)	2	2	-	-	-
Operating earnings (loss)	(3)	17	28	5	(2)	-	-	-
Interest, foreign exchange & other	12	12	4	3	10	-	-	-
Exchange loss (gain) on long-term debt	(5)	(6)	1	11	(2)	-	-	-
Pre-tax earnings (loss)	(10)	11	23	(9)	(10)	-	-	-
Income tax expense	1	5	6	8	6	-	-	-
Net earnings (loss)	(11)	6	17	(17)	(16)	-	-	-

CONSOLIDATED RESULTS

On February 21, 2011, the Company announced the permanent closure of its Taschereau, Quebec, SPF sawmill. As a result, a charge of $3 million was recorded in the March 2011 financial results.

On March 29, 2011, the Company announced the sale of its hydro-electric generating assets located in Smooth Rock Falls, Ontario. The purchaser paid $16 million in cash for the assets. As a result, the Company recorded a gain of $3 million in the June 2011 financial results.

On April 25, 2011, the Company announced that its non-operating U.S. subsidiary, Tembec USA LLC, had filed a petition seeking relief under Chapter 7 of the Bankruptcy Code of the United States. As a result of the filing, the Company recorded a gain of $4 million relating to the reduction in its consolidated accrued benefit obligation in the June 2011 financial results.

On November 25, 2011, the Company sold its Toronto, Ontario, flooring plant for proceeds of $13 million. Concurrently, the Company also announced the closure of its Huntsville, Ontario, hardwood flooring plant. The sale of the Toronto plant and the closure of the Huntsville plant resulted in a charge of $2 million that was recorded in the Company’s December 2011 quarterly financial results.

On November 28, 2011, the Company announced that it had reached an agreement to sell its British Columbia sawmills and related forestry operations for proceeds of $60 million. The transaction is expected to close in the March 2012 quarter, at which time an estimated gain of $27 million will be recorded. The assets and liabilities of these operations have been reclassified as “held for sale”.

TRANSITION TO IFRS

All financial information in this interim MD&A, including comparative figures pertaining to Tembec’s fiscal 2011 quarterly results have been prepared in accordance with IFRS. In the prior year, the Company had prepared its annual and interim financial statements in accordance with Canadian Generally Accepted Accounting Principles (GAAP). The change in certain comparative figures from previous Canadian GAAP to IFRS is provided in the table below. For more details on IFRS adjustments at the transition date, refer to note 17 of the interim financial statements.

		$ millions
					Total
	Dec 10	Mar 11	Jun 11	Sep 11	Fiscal 11
Sales
Per IFRS	422	452	448	421	1,743
Per Canadian GAAP	422	452	448	421	1,743
Difference	-	-	-	-	-

EBITDA
Per IFRS	12	34	33	19	98
Per Canadian GAAP	11	33	32	19	95
Difference	1	1	1	-	3

Operating earnings (loss)
Per IFRS	(3)	17	28	5	47
Per Canadian GAAP	(4)	16	31	6	49
Difference	1	1	(3)	(1)	(2)

Net earnings (loss)
Per IFRS	(11)	6	17	(17)	(5)
Per Canadian GAAP	(12)	7	19	(17)	(3)
Difference	1	(1)	(2)	-	(2)

DECEMBER 2011 QUARTER VS SEPTEMBER 2011 QUARTER

CONSOLIDATED SUMMARY

SALES
$ millions	September	December	Total	Price	Volume & Mix
	2011	2011	Variance	Variance	Variance
Forest Products	121	126	5	-	5
Specialty Cellulose and Chemical Pulp	180	152	(28)	(1)	(27)
High-Yield Pulp	76	74	(2)	(1)	(1)
Paper	84	85	1	5	(4)
Corporate	2	2	-	-	-
	463	439	(24)	3	(27)
Less: Intersegment Sales	(42)	(38)	4
Sales	421	401	(20)

Sales decreased by $20 million as compared to the prior quarter. Currency had a positive effect on pricing as the Canadian dollar averaged US $0.977, a 4.5% decrease from US $1.023 in the prior quarter. Forest Products segment sales increased by $5 million on higher SPF lumber volumes. Specialty Cellulose and Chemical Pulp segment sales decreased by $28 million due to lower shipments. High-Yield Pulp segment sales declined by $2 million as shipments and prices decreased. Paper segment sales increased by $1 million due to higher prices, partially offset by lower shipments.

EBITDA
$ millions	September	December	Total	Price	Cost & Volume
	2011	2011	Variance	Variance	Variance
Forest Products	(10)	(11)	(1)	-	(1)
Speciatly Cellulose and Chemical Pulp	30	27	(3)	(1)	(2)
High-Yield Pulp	(8)	(9)	(1)	(1)	-
Paper	6	10	4	5	(1)
Corporate	1	(5)	(6)	-	(6)
	19	12	(7)	3	(10)

EBITDA decreased by $7 million as compared to the prior quarter. The Forest Products segment EBITDA declined by $1 million as the segment experienced higher costs. Specialty Cellulose and Chemical Pulp segment EBITDA decreased by $3 million due to lower volumes. High-Yield Pulp segment EBITDA declined by $1 million due to lower prices. Paper segment EBITDA increased by $4 million as a result of higher prices. Corporate expenses for the prior quarter included a credit of $6 million relating to share-based compensation.

OPERATING EARNINGS (LOSS)
$ millions	September	December	Total	EBITDA	Depreciation	Other Items
	2011	2011	Variance	Variance	Variance	Variance
Forest Products	(12)	(16)	(4)	(1)	(1)	(2)
Specialty Cellulose and Chemical Pulp	25	22	(3)	(3)	-	-
High-Yield Pulp	(11)	(12)	(1)	(1)	-	-
Paper	5	9	4	4	-	-
Corporate	(2)	(5)	(3)	(6)	1	2
	5	(2)	(7)	(7)	-	-

The Company generated an operating loss of $2 million compared to operating earnings of $5 million in the prior quarter. The previously noted decline in EBITDA generated the decrease. A more detailed explanation of segment variances is included in the analysis that follows.

SEGMENT RESULTS – FOREST PRODUCTS

	September	December
	2011	2011	Variance
Financial ($ millions)
Sales (1)	121	126	5

EBITDA	(10)	(11)	(1)
Depreciation and amortization	2	3	(1)
Other	-	2	(2)
Operating loss	(12)	(16)	(4)

Shipments
SPF lumber (mmbf)	236	249	13

Reference Prices
Western SPF KD #2 & better
(US $ per mbf)	245	237	(8)
KD #2 & better delivered G.L.
(US $ per mbf)	332	324	(8)
KD stud delivered G.L.
(US $ per mbf)	318	303	(15)

(1) Includes intersegment sales eliminated on consolidation

The Forest Products segment generated negative EBITDA of $11 million on sales of $126 million for the quarter ended December 24, 2011, compared to negative EBITDA of $10 million on sales of $121 million in the prior quarter. The increase in sales was due to higher shipments.

Demand for SPF lumber remained relatively weak with shipments equal to 64% of capacity, as compared to 59% in the prior quarter. US $ reference prices for random lumber decreased by US $8 per mbf on average while stud lumber decreased by US $15 per mbf. Currency was a positive factor as the Canadian dollar averaged US $0.977, a 4.5% decrease from US $1.023 in the prior quarter. The net price effect was an increase in EBITDA of $1 million or $4 per mbf. Costs increased by $2 million, primarily for timber and logs.

During the December quarter, the Company incurred $2 million of lumber export taxes, as compared to $3 million in the prior quarter. Lumber export taxes are payable based on the 2006 Softwood Lumber Agreement (SLA) between Canada and the United States. Applicable export tax rates may vary based upon selling prices. During the December quarter, the Company incurred a tax of 15% on Western lumber shipments and a tax of 6% on Eastern shipments, both unchanged from the prior quarter. In January 2011, the U.S. triggered the arbitration provision of the SLA by delivering a Request for Arbitration. The U.S. claims that the province of British Columbia (B.C.) has not applied the timber pricing system as required by the agreement. The U.S. also claims that B.C. has made additional changes to the timber pricing system, which contributed to the under pricing of timber. The claim focuses on the substantial increases in Grade 4 log volumes commencing in 2007. It also alleged that the failure to apply the market pricing system incorrectly reduced the prices of Grade 1 and Grade 2 sawlogs. As the arbitration is a state-to-state international dispute under the SLA, Canada is preparing a defence to the claim with the assistance of B.C. and B.C. industry. It is not possible at this time to predict the outcome or the impact of the claim.

The Forest Products segment generated an operating loss of $16 million as compared to an operating loss of $12 million in the prior quarter. During the current quarter, the Company sold its Toronto, Ontario, flooring plant and announced the closure of its Huntsville, Ontario, flooring plant. The combined effect was a charge of $2 million in the current quarter financial results.

SEGMENT RESULTS – SPECIALTY CELLULOSE AND CHEMICAL PULP

	September	December
	2011	2011	Variance
Financial ($ millions)
Sales - Pulp (1)	157	128	(29)
Sales - Chemicals	23	24	1
	180	152	(28)

EBITDA	30	27	(3)
Depreciation and amortization	5	5	-
Operating earnings	25	22	(3)

Shipments
Specialty cellulose pulp (000's tonnes)	71	61	(10)
Chemical pulp (000's tonnes)	44	34	(10)
Internal (000's tonnes)	8	4	(4)
Total	123	99	(24)

Reference Prices
NBSK - delivered China (US $ per tonne)	840	713	(127)
NBSK - delivered U.S. (US $ per tonne)	993	920	(73)

(1) Includes intersegment sales eliminated on consolidation

The Specialty Cellulose and Chemical Pulp segment generated EBITDA of $27 million on sales of $152 million for the quarter ended December 24, 2011, compared to EBITDA of $30 million on sales of $180 million in the prior quarter. Sales decreased by $28 million primarily as a result of lower shipments.

The specialty cellulose market conditions remained favourable. A decrease in viscose grade prices was partially offset by an increase in specialty grades. Currency was also a positive factor for the Canadian mill as the Canadian dollar averaged US $0.977, a 4.5% decrease from US $1.023 in the prior quarter. Overall, pricing was relatively unchanged quarter-over-quarter. Specialty cellulose shipments were equal to 79% of capacity as compared to 92% in the prior quarter. The decline in shipments was caused primarily by unplanned equipment downtime at the two specialty cellulose facilities. Mill level costs increased by $4 million as a result of the lower productivity. The lower sales volume reduced EBITDA by a further $4 million as well.

The market conditions for Northern Bleached Softwood Kraft (NBSK) pulp weakened considerably during the quarter. The benchmark price (delivered China) declined by US $127 per tonne. With a weaker Canadian dollar and a higher sales mix factor providing a partial offset, the net effect was a reduction in EBITDA of $2 million or $52 per tonne. NBSK shipments were equal to 55% of capacity as compared to 76% in the prior quarter. During the final weeks of the prior quarter, the Company had taken 17 days of planned maintenance downtime in relation to the annual mill-wide shutdown of its NBSK mill, removing approximately 12,100 tonnes of production. Due to unforeseen problems with the mill’s recovery boiler, the shutdown was extended into the current quarter for an additional 17-day period, removing a further 12,200 tonnes of production. However, as most of the maintenance work had occurred in the prior quarter, maintenance costs declined by $8 million quarter-over-quarter.

Finished goods inventories were at approximately 24 days of supply at the end of December 2011, compared to 15 days at the end of September 2011. The abnormally low level in the prior quarter was related to the NBSK mill maintenance downtime.

The Specialty Cellulose and Chemical Pulp segment generated operating earnings of $22 million compared to operating earnings of $25 million in the prior quarter. The previously noted decrease in EBITDA accounted for the lower operating earnings.

SEGMENT RESULTS – HIGH-YIELD PULP

	September	December
	2011	2011	Variance
Financial ($ millions)
Sales (1)	76	74	(2)

EBITDA	(8)	(9)	(1)
Depreciation and amortization	3	3	-
Operating loss	(11)	(12)	(1)

Shipments
External (000's tonnes)	120	117	(3)
Internal (000's tonnes)	15	14	(1)
Total	135	131	(4)

Reference Prices
BEK - delivered China (US $ per tonne)	690	547	(143)

(1) Includes intersegment sales eliminated on consolidation

The High-Yield Pulp segment generated negative EBITDA of $9 million on sales of $74 million for the quarter ended December 24, 2011, compared to negative EBITDA of $8 million on sales of $76 million in the prior quarter. Sales decreased by $2 million as a result of lower shipments.

Market conditions for high-yield pulp remained relatively weak during the most recent quarter. The US $ reference prices for bleached eucalyptus kraft (BEK) decreased over the prior quarter by US $143 per tonne. However, the drop in US $ prices for high-yield pulp was much less pronounced as prices had previously experienced significant declines. Currency was a positive factor as the Canadian dollar averaged US $0.977, a 4.5% decrease from US $1.023 in the prior quarter. The net effect was a reduction in EBITDA of $1 million or $8 per tonne. High-yield pulp shipments were equal to 65% of capacity as compared to 67% in the prior quarter. During the September 2011 quarter, the Company absorbed 51,300 tonnes of downtime related to an 80-day labour strike at its Matane, Quebec, facility. The strike ended in mid-September and the mill was restarted at that time. During the most recent quarter, weak market conditions led to 18,100 tonnes of market related downtime. A further 5,700 tonnes of maintenance downtime was also undertaken. The higher productivity in the most recent quarter reduced mill cost by $4 million. However, the improvement was offset by a $4 million charge relating to the reduction in the carrying values of finished goods and raw material inventories as they exceeded their estimated net realizable values. Pulp inventories were at 30 days of supply at the end of December 2011, as compared to 15 days at the end of September 2011. The abnormally low level of inventory at the end of the prior quarter was due to the Matane mill strike.

The High-Yield Pulp segment generated an operating loss of $12 million compared to an operating loss of $11 million in the prior quarter. The previously noted decrease in EBITDA accounted for the weaker operating results.

SEGMENT RESULTS – PAPER

	September	December
	2011	2011	Variance
Financial ($ millions)
Sales	84	85	1

EBITDA	6	10	4
Depreciation and amortization	1	1	-
Operating earnings	5	9	4

Shipments
Coated bleached board (000's tonnes)	44	39	(5)
Newsprint (000's tonnes)	54	57	3
Total	98	96	(2)

Reference Prices
16 pt. Coated bleached board
(US $ per short ton)	1,150	1,150	-
Newsprint - 48.8 gram East Coast
(US $ per tonne)	640	640	-

The Paper segment generated EBITDA of $10 million on sales of $85 million for the quarter ended December 24, 2011, compared to EBITDA of $6 million on sales of $84 million in the prior quarter. Higher prices and newsprint shipments were offset by lower coated bleached board shipments.

In terms of markets, coated bleached board remained healthy while newsprint remained stable despite continued weaker North American demand statistics. The US $ reference prices for both grades were unchanged from the prior quarter. Currency was favourable as the Canadian dollar averaged US $0.977, a 4.5% decline from US $1.023 in the prior quarter. The combined effect was an increase in EBITDA of $5 million. Coated bleached board shipments were equal to 87% of capacity as compared to 97% in the prior quarter. The shipment to capacity percentage for newsprint was 94%, compared to 90% in the prior quarter. Manufacturing costs were relatively unchanged quarter-over-quarter.

The Paper segment generated operating earnings of $9 million, compared to operating earnings of $5 million in the prior quarter. The previously noted increase in EBITDA led to the higher operating earnings.

SEGMENT RESULTS – CORPORATE

	September	December
	2011	2011
Financial ($ millions)
General and administrative expenses	5	5
Share-based compensation	(6)	-
Other items	2	-
Depreciation & amortization	1	-
Operating expenses	2	5

The Company recorded a “nil” expense for share-based compensation in the current quarter compared to a $6 million credit in the prior quarter. The prior quarter credit related to two long-term incentive programs. Senior executives participated in a “Performance Conditioned Restricted Share Unit” (PCRSU) plan. The PCRSUs had a defined vesting period and performance conditions that ultimately determined the amount of PCRSUs that vested and were paid to participating employees. This was a three-year plan that ended in the December 2011 quarter. A new plan is currently being developed for senior executives. Non-executive members of the board of directors receive a portion of their fees in the form of “Deferred Share Units” (DSU). The DSUs vest at specified dates. Details regarding both of these plans can be found in note 9 of the 2011 annual audited financial statements and in the Management Information Circular. The period credit/expense for the share-based compensation plans consists of normal periodic variation in the number of units based on anticipated or normal vesting and the change in the value of the Company’s share price. The $6 million credit in the September 2011 quarter resulted from a $4 million credit on share price decline as the value of the Company’s common shares decreased from $4.30 to $2.42 per share. The balance of the credit was due to a reduction in the estimate of the number of PCRSUs that would vest in the future.

The Corporate segment’s “other items” include expenses relating to several permanently idled facilities. The costs relate to custodial, site security, legal and remediation activities. These “legacy” costs totalled $4 million in the most recent quarter compared to $2 million in the prior quarter. The current quarter includes a charge of $4 million relating to the Marathon, Ontario, NBSK pulp mill site. During the most recent quarter, an agreement was reached with the Province of Ontario and other implicated parties as to future remediation work. As part of the settlement, the Company received $2 million from a previous owner and agreed to carry out remediation work totalling approximately $6 million over the next several years. The Company also agreed to effect periodic monitoring activities for a period of up to 25 years. Annual monitoring costs are not expected to be material.

During the December 2011 quarter, the Company recorded a gain of $4 million relating to the sale of a minority equity position in two dissolving pulp mills located in the Province of New Brunswick.

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expenses by component:

	$ millions
	September	December
	2011	2011
Interest on debt	8	8
Foreign exchange items	(4)	1
Change in fair value of warrants	(2)	-
Bank charges and other	1	1
	3	10

There were no significant interest variances quarter-over-quarter. The expense relates primarily to interest on the US $255 million senior secured notes maturing in December 2018. Foreign exchange items relate primarily to gains or losses on the translation of US $ net monetary assets. When the Canadian dollar weakens versus the US dollar, gains are generated. This was the case in the prior quarter and the Company generated a gain of $3 million on its net US $ monetary assets.

TRANSLATION OF FOREIGN DEBT

During the December 2011 quarter, the Company recorded a gain of $2 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.971 to US $0.980.

During the September 2011 quarter, the Company recorded a loss of $11 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar decreased from US $1.013 to US $0.971.

INCOME TAXES

During the December 2011 quarter, the Company recorded an income tax expense of $6 million on a loss before income taxes of $10 million. The income tax expense reflected a $9 million unfavourable variance versus an anticipated income tax recovery of $3 million based on the Company’s effective tax rate of 26.3% . The December 2011 quarter absorbed a $6 million unfavourable change in valuation allowance. Based on past financial performance, future income tax assets of the Company’s Canadian operations have not been recognized as it has not been determined that future realization of these assets is probable.

During the September 2011 quarter, the Company recorded an income tax expense of $8 million on a loss before income taxes of $8 million. The income tax expense reflected a $10 million unfavourable variance versus an anticipated income tax recovery of $2 million based on the Company’s effective tax rate of 27.8% . The September 2011 quarter absorbed a $6 million unfavourable change in valuation allowance.

NET LOSS

The Company generated a net loss of $16 million or $0.16 per share for the quarter ended December 24, 2011. This compares to a net loss of $17 million or $0.17 per share for the quarter ended September 24, 2011. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by IFRS. The table below contains one recurring item, namely the gain or loss on translation of foreign debt. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian dollar versus the US dollar can lead to large unrealized periodic gains or losses. As well, this item receives capital gain/loss tax treatment and is not tax-affected at regular business income rates.

	Quarter ended		Quarter ended
	September 24, 2011		December 24, 2011
	$ millions	$ per share	$ millions	$ per share
Net loss as reported - in accordance with IFRS	(17)	(0.17)	(16)	(0.16)
Specific items (after-tax):
Loss (gain) on translation of foreign debt	9	0.09	(2)	(0.02)
Sale of minority equity investment	-	-	(4)	(0.04)
Sale/closure of hardwood flooring plants	-	-	1	0.01
Costs for permanently idled facilities	2	0.02	3	0.03
Net loss excluding specific items - not in accordance with IFRS	(6)	(0.06)	(18)	(0.18)

CONSOLIDATED SUMMARY

SALES
$ millions	December	December	Total	Price	Volume & Mix
	2010	2011	Variance	Variance	Variance
Forest Products	113	126	13	(2)	15
Specialty Cellulose and Chemical Pulp	148	152	4	18	(14)
High-Yield Pulp	107	74	(33)	(4)	(29)
Paper	87	85	(2)	3	(5)
Corporate	1	2	1	-	1
	456	439	(17)	15	(32)
Less: Intersegment Sales	(34)	(38)	(4)
Sales	422	401	(21)

Sales decreased by $21 million as compared to the same quarter a year ago. Currency was favourable as the Canadian dollar averaged US $0.977, a 0.9% decrease from US $0.986 in the prior year quarter. Forest Products segment sales increased by $13 million as a result of higher shipments. Specialty Cellulose and Chemical Pulp segment sales increased by $4 million due to significantly higher prices, partially offset by lower shipments. High-Yield Pulp segment sales decreased by $33 million due to lower shipments and prices. Paper segment sales decreased by $2 million due to lower shipments, partially offset by higher prices.

EBITDA
$ millions	December	December	Total	Price	Cost & Volume
	2010	2011	Variance	Variance	Variance
Forest Products	(11)	(11)	-	(2)	2
Specialty Cellulose and Chemical Pulp	20	27	7	18	(11)
High-Yield Pulp	7	(9)	(16)	(4)	(12)
Paper	4	10	6	3	3
Corporate	(8)	(5)	3	-	3
	12	12	-	15	(15)

EBITDA of $12 million was unchanged from the prior year quarter. Forest Products segment EBITDA was unchanged from the prior year quarter with lower prices offset by lower costs. Specialty Cellulose and Chemical Pulp segment EBITDA increased by $7 million due to higher prices, partially offset by higher costs. High-Yield Pulp segment EBITDA declined by $16 million due mainly to higher costs and lower prices. Paper segment EBITDA increased by $6 million because of higher prices and lower costs. Prior year corporate expenses included a charge of $4 million related to share-based compensation.

OPERATING EARNINGS (LOSS)
$ millions	December	December	Total	EBITDA	Depreciation	Other Items
	2010	2011	Variance	Variance	Variance	Variance
Forest Products	(15)	(16)	(1)	-	1	(2)
Specialty Cellulose and Chemical Pulp	15	22	7	7	-	-
High-Yield Pulp	4	(12)	(16)	(16)	-	-
Paper	3	9	6	6	-	-
Corporate	(10)	(5)	5	3	-	2
	(3)	(2)	1	-	1	-

The Company generated an operating loss of $2 million compared to an operating loss of $3 million in the same quarter a year ago. A more detailed explanation of segment variances is included in the analysis that follows.

SEGMENT RESULTS – FOREST PRODUCTS

	December	December
	2010	2011	Variance
Financial ($ millions)
Sales (1)	113	126	13

EBITDA	(11)	(11)	-
Depreciation and amortization	4	3	1
Other items	-	2	(2)
Operating loss	(15)	(16)	(1)

Shipments
SPF lumber (mmbf)	218	249	31

Reference Prices
Western SPF KD #2 & better
(US $ per mbf)	269	237	(32)
KD #2 & better delivered G.L.
(US $ per mbf)	350	324	(26)
KD stud delivered G.L.
(US $ per mbf)	296	303	7

(1) Includes intersegment sales eliminated on consolidation

The Forest Products segment generated negative EBITDA of $11 million on sales of $126 million. This compares to negative EBITDA of $11 million on sales of $113 million in the comparable quarter of the prior year. Higher volumes of SPF lumber and by-products caused the $13 million sales increase.

Demand for SPF lumber remained relatively weak with shipments equal to 64% of capacity, as compared to 54% in the year ago quarter. US $ reference prices for random lumber decreased by US $29 per mbf on average while the reference price for stud lumber was up US $7 per mbf. Currency was slightly favourable as the Canadian dollar averaged US $0.977, a 0.9% decrease from US $0.986 in the prior year quarter. As a result of the net effect, the average selling price of SPF lumber decreased by $4 per mbf, reducing EBITDA by $1 million. Cost of manufacturing was relatively unchanged. During the December 2011 quarter, the Company incurred $2 million of lumber export taxes, as compared to $3 million in the year ago quarter.

The Forest Products segment generated an operating loss of $16 million, as compared to an operating loss of $15 million in the prior year quarter. During the December 2011 quarter, the Company sold its Toronto, Ontario, flooring plant and announced the closure of its Huntsville, Ontario, flooring plant. The combined effect was a charge of $2 million in the current quarter financial results.

SEGMENT RESULTS – SPECIALTY CELLULOSE AND CHEMICAL PULP

	December	December
	2010	2011	Variance
Financial ($ millions)
Sales - Pulp (1)	125	128	3
Sales - Chemicals	23	24	1
	148	152	4

EBITDA	20	27	7
Depreciation and amortization	5	5	-
Operating earnings	15	22	7

Shipments
Specialty cellulose pulp (000's tonnes)	62	61	(1)
Chemical pulp (000's tonnes)	49	34	(15)
Internal (000's tonnes)	4	4	-
Total	115	99	(16)

Reference Prices
NBSK - delivered China (US $ per tonne)	830	713	(117)
NBSK - delivered U.S. (US $ per tonne)	967	920	(47)

(1) Includes intersegment sales eliminated on consolidation

The Specialty Cellulose and Chemical Pulp segment generated EBITDA of $27 million on sales of $152 million. This compares to EBITDA of $20 million on sales of $148 million in the year ago quarter. The $4 million increase in sales was caused by higher prices of specialty cellulose pulp, partially offset by lower prices and volumes of chemical pulp.

The specialty cellulose market conditions were favourable in the most recent quarter. Pricing for both viscose and specialty grades increased over the comparable period a year ago. Currency was not an important factor as the Canadian dollar averaged US $0.977, a 0.9% decrease over US $0.986 in the prior year period. Overall, prices were up by an average $279 per tonne, increasing EBITDA by $17 million. Specialty cellulose shipments were equal to 79% of capacity as compared to 80% in the year ago quarter. These are relatively low percentages. In the prior year period, the Company had incurred 5,300 tonnes of planned maintenance downtime. During the most recent quarter, productivity was negatively affected by unplanned equipment downtime. Overall, manufacturing costs were similar in both periods.

Market conditions for NBSK pulp were significantly weaker during the most recent quarter. The benchmark price (delivered China) declined by US $117 per tonne. With a slightly weaker Canadian dollar and a higher sales mix factor providing a partial offset, the net effect was a reduction in EBITDA of $2 million or $52 per tonne. NBSK shipments were equal to 55% of capacity as compared to 80% in the year ago quarter. The most recent quarter included 17 days of unplanned downtime due to problems with the mill’s recovery boiler, removing approximately 12,200 tonnes of production. In the prior year period, the mill had incurred nine days of planned maintenance downtime, reducing production by 6,400 tonnes. The lower productivity in the most recent quarter resulted in a $4 million increase in costs.

The Specialty Cellulose and Chemical Pulp segment generated operating earnings of $22 million compared to operating earnings of $15 million in the comparable quarter of the prior year. The previously noted improvement in EBITDA generated the higher operating earnings.

SEGMENT RESULTS – HIGH-YIELD PULP

	December	December
	2010	2011	Variance
Financial ($ millions)
Sales (1)	107	74	(33)

EBITDA	7	(9)	(16)
Depreciation and amortization	3	3	-
Operating earnings (loss)	4	(12)	(16)

Shipments
External (000's tonnes)	168	117	(51)
Internal (000's tonnes)	14	14	-
Total	182	131	(51)

Reference Prices
BEK - delivered China (US $ per tonne)	757	547	(210)

(1) Includes intersegment sales eliminated on consolidation

The High-Yield Pulp segment generated negative EBITDA of $9 million on sales of $74 million. This compares to EBITDA of $7 million on sales of $107 million in the year ago quarter. The $33 million decrease in sales was caused by lower shipments and prices.

Market conditions for high-yield pulp were weaker than the comparable quarter a year ago. The US $ reference price for BEK decreased by US $210 per tonne compared to the prior year period. However, the drop in US $ pricing for high-yield pulp was much less pronounced as prices had previously experienced significant declines. Currency was slightly favourable as the Canadian dollar averaged US $0.977, a 0.9% decrease from US $0.986 in the prior year period. Overall, lower high-yield pulp prices reduced EBITDA by $4 million or $31 per tonne. High-yield pulp shipments were equal to 65% of capacity as compared to 90% in the prior year quarter. During the most recent quarter, weak market conditions led to 18,100 tonnes of market related downtime. A further 5,700 tonnes of maintenance related downtime was also undertaken. This compares to only 1,200 tonnes of maintenance downtime in the prior year quarter. The lower productivity led to higher mill costs of $4 million. In addition, the segment absorbed a charge of $4 million relating to the reduction of the carrying values of finished goods and raw material inventories as they exceeded their estimated net realizable values.

The High-Yield Pulp segment generated an operating loss of $12 million compared to operating earnings of $4 million in the comparable quarter of the prior year. The previously noted decrease in EBITDA accounted for the decline in operating results.

SEGMENT RESULTS – PAPER

	December	December
	2010	2011	Variance
Financial ($ millions)
Sales	87	85	(2)

EBITDA	4	10	6
Depreciation and amortization	1	1	-
Operating earnings	3	9	6

Shipments
Coated bleached board (000's tonnes)	41	39	(2)
Newsprint (000's tonnes)	58	57	(1)
Total	99	96	(3)

Reference Prices
16 pt. Coated bleached board
(US $ per short ton)	1,150	1,150	-
Newsprint - 48.8 gram East Coast
(US $ per tonne)	640	640	-

The Paper segment generated EBITDA of $10 million on sales of $85 million. This compares to EBITDA of $4 million on sales of $87 million in the same quarter a year ago. The $2 million decrease in sales results primarily from lower shipments.

Both the coated bleached board market and the newsprint market were relatively stable. The US $ reference prices for both grades were unchanged from the year ago quarter. Currency was slightly favourable as the Canadian dollar averaged $0.977, a 0.9% decrease from US $0.986 in the prior year period. A higher mix factor for sales in coated bleached board improved EBITDA by $3 million. Coated bleached board shipments were equal to 87% of capacity as compared to 92% in the year ago quarter. Newsprint shipment to capacity was 94% compared to 96% in the prior year quarter. Manufacturing costs declined by $3 million, primarily as a result of lower energy costs at the newsprint mill. The operation benefited from lower electricity costs as new industrial user rates were implemented at the beginning of the calendar year.

The Paper segment generated operating earnings of $9 million compared to operating earnings of $3 million in the prior year quarter. The previously noted improvement in EBITDA led to the higher operating earnings.

SEGMENT RESULTS – CORPORATE

	December	December
	2010	2011
Financial ($ millions)
General and administrative expenses	4	5
Share-based compensation	4	-
Other items	2	-
Operating expenses	10	5

The Company recorded a “nil” expense for share-based compensation in the current quarter, compared to a $4 million charge in the year ago quarter. The prior year charge related to two long-term incentive programs. Senior executives participated in a “Performance Conditioned Restricted Share Unit” (PCRSU) plan. The PCRSUs had a defined vesting period and performance conditions that ultimately determined the amount of PCRSUs that vested and were paid to participating employees. This was a three-year plan that ended in the December 2011 quarter. A new plan is being developed for senior executives. Non-executive members of the board of directors receive a portion of their fees in the form of “Deferred Share Units” (DSU). The DSUs vest at specified dates. Details regarding both of these plans can be found in note 9 of the 2011 annual audited financial statements and in the Management Information Circular. The period expense consists of normal periodic variation in the number of units based on anticipated or normal vesting and the changes in the value of the Company’s share price.

The Corporate segment’s “other items” include expenses relating to several permanently idled facilities. The costs relate to custodial, site security, legal and remediation activities. These “legacy” costs totalled $4 million in the most recent quarter, as compared to $2 million in the prior year quarter. The most recent quarter includes a charge of $4 million relating to the Marathon, Ontario, NBSK pulp mill site. During the most recent quarter, an agreement was reached with the Province of Ontario and other implicated parties as to future remediation work. As part of the settlement, the Company received $2 million from a previous owner and agreed to carry out remediation work totalling approximately $6 million over the next several years. The Company also agreed to effect periodic monitoring activities for a period of up to 25 years. Annual monitoring costs are not expected to be material.

During the December 2011 quarter, the Company recorded a gain of $4 million relating to the sale of a minority equity position in two dissolving pulp mills located in the Province of New Brunswick.

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expenses by component:

	$ millions
	December	December
	2010	2011
Interest on debt	8	8
Foreign exchange items	5	1
Change in fair value of warrants	(1)	-
Bank charges and other	-	1
	12	10

There were no significant interest variances. The expense relates primarily to interest on the US $255 million senior secured notes maturing in December 2018. The December 2010 quarter foreign exchange charge included $3 million relating to losses on advances made to foreign subsidiaries, which were denominated in the foreign currency. The balance relates primarily to losses on US $ monetary assets as the Canadian dollar strengthened during the December 2010 quarter.

TRANSLATION OF FOREIGN DEBT

During the December 2011 quarter, the Company recorded a gain of $2 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.971 to US $0.980.

During the December 2010 quarter, the Company recorded a gain of $5 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.975 to US $0.994.

INCOME TAXES

During the December 2011 quarter, the Company recorded an income tax expense of $6 million on a loss before income taxes of $10 million. The income tax expense reflected a $9 million unfavourable variance versus an anticipated income tax recovery of $3 million based on the Company’s effective tax rate of 26.3% . The December 2011 quarter absorbed $6 million unfavourable change in valuation allowance. Based on past financial performance, future income tax assets of the Company’s Canadian operations have not been recognized as it has not been determined that future realization of these assets is probable.

During the December 2010 quarter, the Company recorded an income tax expense of $1 million on a loss before income taxes of $10 million. The income tax expense reflected a $4 million unfavourable variance versus an anticipated income tax recovery of $3 million based on the Company’s effective tax rate of 27.8% . The December 2010 quarter absorbed a $4 million unfavourable change in valuation allowance.

NET LOSS

The Company generated a net loss of $16 million or $0.16 per share for the quarter ended December 24, 2011, compared to a net loss of $11 million or $0.11 per share for the quarter ended December 25, 2010. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by IFRS. The table below contains one recurring item, namely the gain or loss on translation of foreign debt. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian dollar versus the US dollar can lead to large unrealized periodic gains or losses. As well, this item receives capital gain/loss tax treatment and is not tax-affected at regular business income rates.

	Quarter ended		Quarter ended
	December 25, 2010		December 24, 2011
	$ millions	$ per share	$ millions	$ per share
Net loss as reported - in accordance with IFRS	(11)	(0.11)	(16)	(0.16)
Specific items (after-tax):
Gain on translation of foreign debt	(4)	(0.04)	(2)	(0.02)
Sale of minority equity investment	-	-	(4)	(0.04)
Sale/closure of hardwood flooring plants	-	-	1	0.01
Costs for permanently idled facilities	2	0.02	3	0.03
Net loss excluding specific items - not in accordance with IFRS	(13)	(0.13)	(18)	(0.18)

SELECTED QUARTERLY INFORMATION

Selected quarterly information for the eight most recently completed fiscal quarters is disclosed below.

	$ millions (except as otherwise noted)

	Mar 10	(1)	Jun 10	(1)	Sept 10	(1)	Dec 10	Mar 11	Jun 11	Sept 11	Dec 11
Sales	476		545		444		422	452	448	421	401
EBITDA	32		60		36		12	34	33	19	12
Operating earnings (loss)	2		56		15		(3)	17	28	5	(2)
Net earnings (loss)	-		59		2		(11)	6	17	(17)	(16)
Basic and fully diluted net earnings (loss) per share ($)	-		0.59		0.02		(0.11)	0.06	0.17	(0.17)	(0.16)

(1) Not restated for IFRS

FINANCIAL POSITION

		($ millions)
		Fiscal 2011				Fiscal 2012
	Dec 10	Mar 11	Jun 11	Sept 11	Dec 11	Mar 12	Jun 12	Sept 12
Cash flow from operations before working capital changes	3	21	27	13	2	-	-	-
Less:
Net fixed asset additions	8	7	14	29	23	-	-	-
Interest on debt	8	8	8	8	8	-	-	-
Current income tax expense	1	-	-	7	3	-	-	-
Free cash flow (negative)	(14)	6	5	(31)	(32)	-	-	-

Cash Flow – Operations

Cash flow from operations before working capital changes in the first quarter of fiscal 2012 was $2 million, compared to $3 million from the same period a year ago. After allowing for net fixed asset additions of $23 million, interest expense of $8 million and current income tax expense of $3 million, free cash flow in the first quarter of fiscal 2012 was negative $32 million compared to negative $14 million in the prior year. During the most recent quarter, non-cash working capital items used $35 million. The majority of the increase in working capital was related to pulp inventories.

Net Fixed Asset Additions

During the first quarter of fiscal 2012, net fixed asset additions totalled $23 million compared to $8 million in the same period a year ago. A significant portion of the capital expenditures is being directed towards projects at the Company’s two specialty cellulose mills. A total of $11 million was spent at the mills in the December 2011 quarter. The Company estimates that annual capital expenditures of $35 million to $40 million are required to adequately maintain its facilities.

On October 9, 2009, the Company was advised that it had qualified for $24 million of credits under the federal government’s Pulp and Paper Green Transformation Program. The credits can be used to finance capital projects that generate environmental benefits, including investments in energy efficiency or the production of renewable energy from forest biomass. To date, the Company has obtained approval for projects that will utilize the entire $24 million of available credits. The Company anticipates that it will spend the full $24 million within the program’s specified time limits.

FINANCIAL POSITION

Liquidity

At the end of December 2011, the Company had total cash (including cash held in trust) of $86 million plus unused operating lines of $71 million, for total liquidity of $157 million. At September 2011, the date of the last audited financial statements, the Company had net cash of $105 million and unused operating lines of $124 million.

The following table summarizes operating line availability and utilization:

Operating Lines
$ millions	September	December
	2011	2011
Borrowing base	186	180
Less: availability reserve	(22)	(23)
Net availability	164	157

Outstanding letters of credit	(34)	(38)
Amount drawn	(6)	(48)
Unused amount	124	71

In March 2011, the Company entered into a five-year $200 million ABL (asset-based loan) facility expiring in February 2016. The ABL has a first priority charge over the receivables and inventories of the Company’s Canadian operations. The facility is subject to a permanent availability reserve of $15 million. This amount is increased to $25 million if the Company’s trailing 12-month EBITDA falls below $60 million. There is also a variable reserve, which totalled $8 million at the end of the December 2011 quarter.

The outstanding letters of credit constitute security for various operating items, principally the unfunded portion of supplementary retirement plans, future landfill closure liabilities and performance guarantees related to electricity generation agreements.

Long-term debt

In August 2010, the Company completed a private offering of US $255 million of 11.25% senior secured notes maturing in December 2018. The notes are senior secured obligations of the Company, secured by a first priority lien on the majority of the property and fixed assets of the Company. They are secured by a second priority lien on accounts receivable, inventories and certain intangibles.

	Fiscal 2011				Fiscal 2012
	Dec 10	Mar 11	Jun 11	Sept 11	Dec 11	Mar 12	Jun 12	Sept 12
Net debt / total capitalization	30%	32%	28%	27%	34%	-	-	-
EBITDA / interest on indebtedness (times)	1.6	4.7	4.5	2.7	1.5	-	-	-

Credit Ratings

Pursuant to the previously noted issuance of the 2018 senior secured notes, Moody’s Investors Service (Moody’s) assigned a B3 rating to the new long-term debt and the same level for the Company’s corporate credit rating. Standard and Poor’s (S&P) assigned a B- rating to the senior secured notes as well as the Company’s corporate credit rating. Both Moody’s and S&P have a “stable” outlook with respect to their ratings.

CAPITAL STOCK INFORMATION

As at January 26, 2012, issued and outstanding capital shares consisted of 100,000,000 common shares (100,000,000 as at September 24, 2011) and 11,093,943 warrants (11,093,943 as at September 24, 2011).

The warrants are convertible into an equal amount of common shares and expire on February 29, 2012. They will automatically convert into new common shares if the 20-day volume weighted average trading price of the common shares reaches or exceeds $12.00 or immediately prior to any transaction that would constitute a change of control at a purchase price per common share equal to at least $12.00.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the quarter ended December 24, 2011, the Company did not make any changes to its internal controls over financial reporting that would have materially affected, or would likely materially affect, such controls.

OUTLOOK

The December 2011 quarterly results were lower than anticipated. Relatively weak paper pulp markets impacted selling prices and led to production curtailments in high-yield pulp. The current quarter EBITDA also absorbed a charge of $4 million relating to a net realizable value adjustment on high-yield pulp inventories. The extended maintenance downtime at the NBSK mill also impacted the December quarterly results. Looking ahead, markets for specialty cellulose pulp remain strong and we anticipate higher pricing in calendar 2012. While the prices of paper pulp have declined in recent months, we believe they have now reached their cyclical lows and we anticipate some pricing recovery in the coming quarters. The Forest Products segment continues to deal with sluggish U.S. demand for lumber and poor pricing. A slow gradual recovery in U.S. housing starts combined with the annual seasonal pickup should assist pricing in the next few quarters. Markets for coated bleached board and newsprint remain stable and we do not anticipate much change in the near term. The Company has recently disclosed a relatively large scale capital expenditure program, with a strong emphasis on its two specialty cellulose pulp mills. The cornerstone of the program is a $190 million cogeneration plant to be constructed at the Temiscaming, Quebec, site that will require two years to complete. The project will materially improve the mill’s cost structure and margins. The Company expects to finalize all required agreements in order to proceed with the project in the March 2012 quarter. The Company also recently announced the sale of its two B.C. sawmills for proceeds of $60 million, subject to working capital adjustments. The transaction is expected to close at the end of the March 2012 quarter.

FINANCIAL PERFORMANCE & OTHER DATA

		Fiscal 2011				Fiscal 2012
		Dec 10	Mar 11	Jun 11	Sep 11	Dec 11	Mar 12	Jun 12	Sep 12
Shares outstanding - end of quarter (millions)		100	100	100	100	100	-	-	-
Book value per share ($)		2.87	2.97	3.15	2.33	2.12	-	-	-
Foreign exchange:
1 C $ = US $	- average	0.986	1.014	1.033	1.023	0.977	-	-	-
	- period end	0.994	1.019	1.013	0.971	0.980	-	-	-
1 euro = US $	- average	1.359	1.367	1.438	1.418	1.350	-	-	-
	- period end	1.312	1.408	1.418	1.352	1.304	-	-	-
1 euro = C $	- average	1.378	1.348	1.392	1.386	1.382	-	-	-
	- period end	1.320	1.382	1.399	1.392	1.331	-	-	-

DEFINITIONS – NON-IFRS FINANCIAL MEASURES

The following summarizes non-IFRS financial measures utilized in the MD&A. As there is no generally accepted method of calculating these financial measures, they may not be comparable to similar measures reported by other companies.

EBITDA refers to earnings before interest, income taxes, depreciation and amortization. EBITDA does not have any standardized meaning according to IFRS. The Company defines EBITDA as sales less cost of sales and selling, general and administrative expenses, meaning it represents operating earnings before depreciation, amortization and other specific or non-recurring items. The Company considers EBITDA to be a useful indicator of the financial performance of the Company, the business segments and the individual business units. The most comparable financial measure is operating earnings or loss. The following table is a reconciliation of quarterly operating earnings to the Company’s definition of EBITDA:

			$ millions
	Fiscal 2011				Fiscal 2012
	Dec 10	Mar 11	Jun 11	Sep 11	Dec 11	Mar 12	Jun 12	Sep 12
Operating earnings (loss)	(3)	17	28	5	(2)	-	-	-
Depreciation and amortization	13	11	12	12	12	-	-	-
Other items	2	6	(7)	2	2	-	-	-
EBITDA	12	34	33	19	12	-	-	-

Free cash flow refers to cash provided by operating activities before changes in non-cash working capital balances less interest expense, current income tax expense and net fixed asset additions. Working capital changes are excluded as they are often seasonal and temporary in nature. The Company considers free cash flow to be a useful indicator of its ability to generate discretionary cash flow, thereby improving its overall liquidity position.

Net debt refers to debt less cash, cash equivalents, and cash held in trust.

Total capitalization refers to net debt plus future income taxes, other long-term liabilities and credits, and shareholders’ equity.

Net debt to total capitalization is used by the Company to measure its financial leverage.

			$ millions
	Fiscal 2011				Fiscal 2012
	Dec 10	Mar 11	Jun 11	Sep 11	Dec 11	Mar 12	Jun 12	Sep 12
Long-term debt	263	258	260	271	269	-	-	-
Unamortized financing costs	13	13	13	13	13	-	-	-
Current portion of long-term debt	17	17	17	18	18	-	-	-
Operating bank loans / Bank indebtedness	3	5	2	6	48	-	-	-
Less: total cash	(61)	(32)	(72)	(105)	(86)	-	-	-
Net debt	235	261	220	203	262	-	-	-
Other long-term liabilities and credits	266	264	249	303	292	-	-	-
Shareholders' equity	287	297	316	233	212	-	-	-
Total capitalization	788	822	785	739	766	-	-	-

Net debt to total capitalization ratio	30%	32%	28%	27%	34%	-	-	-